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TITAN MEDICAL ANNOUNCES CLOSING OF CDN $2.9 MILLION PRIVATE
PLACEMENT LED BY GROUP OF U.S. ROBOTIC SURGEONS

TORONTO (October 20, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces the closing of a private placement of 11,500,100 common shares at a price of CDN $0.25 per share for gross proceeds of CDN $2,872,421. Participants in the offering included more than a dozen robotic surgeons from the United States, as well as other investors.

The net proceeds will be used to fund continued development of the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes.

David McNally, President and CEO of Titan Medical, said, “We are pleased to complete this surgeon-led private placement. We view the investment by experienced robotic surgeons as affirmation that our SPORT Surgical System will address a significant underserved segment of the multibillion-dollar market for abdominal surgeries performed with robotic technology, and serves as a proxy for our product’s commercial potential.”

John D. Adams Jr., M.D., a urologist and an experienced robotic surgeon who practices at Mississippi Urology Clinic, PLLC in Jackson, Mississippi, commented “Our group of surgeon investors from around the country shares great optimism for the promising future of single-port robotic surgery and view it as the next logical advancement in the evolution of minimally invasive surgery. Surgeon investors representing our group met with Titan Medical’s executive team and operated an advanced prototype SPORT Surgical System. We collectively share tremendous excitement for the potential clinical benefits of the multi-articulating, single-incision technology, and the company’s strategic plans for commercialization. Initial trials conducted at Florida Hospital Nicholson Center have contributed to our group’s growing enthusiasm for the SPORT system. Observations by group members and surgeon feedback from these trials indicate the performance exceeded expectations and the platform’s capabilities may be far greater than originally anticipated.”

The offering and sale of shares was completed pursuant to exemptions from prospectus and registration requirements in the United States, Canada and other jurisdictions and the shares will be subject to a 4-month hold in Canada and applicable resale restrictions in the United States.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT SurgicalSystem, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S.

Securities Act (“U.S. Persons”), except in compliance with the registration requirements of theU.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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